UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 3)


                               J. Alexander's Corporation
                                    (Name of Issuer)

                              Common Stock, $.05 par value
                             (Title of Class of Securities)

                                        9287531
                                     (CUSIP Number)







             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
























     CUSIP No. 9287531               SCHEDULE 13G                    Page 2 of 5



        1    Name Of Reporting Person PAUL EDMUNDS SACKETT, JR. DBA SACKETT &
                                      COMPANY

             IRS Identification No. Of Above Person

        2    Check The Appropriate Box If A Member Of A Group         (a)  [ ]
             N/A                                                      (b)  [ ]

        3    SEC USE ONLY


        4    Citizenship Or Place Of Organization

                                       United States

                          5    Sole Voting Power

                                                        351,822
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                                     -0-
         REPORTING        7    Sole Dispositive Power
        PERSON WITH
                                                        351,822

                          8    Shared Dispositive Power

                                                          -0-

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                       351,822

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                        [ ]

       11   Percent Of Class Represented By Amount In Row 9

                                         6.4%

       12   Type Of Reporting Person*

                                          IA






             CUSIP No. 9287531            13G            Page 3 of 5 Pages




             Item 1(a).     Name of Issuer.

                            J. Alexander's Corporation (f/k/a Volunteer Capital Corp.) (the "Issuer").

             Item 1(b).     Address   of   Issuer's  Principal   Executive
                            Offices.

                            3401 West End Avenue, Suite 260, Nashville, TN
             37202

             Item 2(a).     Names of Persons Filing.

                            Paul   Edmunds  Sackett,  Jr.  DBA  Sackett  &
             Company.

             Item 2(b). Address of Principal Business Office or, if none, Residence.

                            555   California   Street,   Suite 4490,   San
             Francisco, California 94104.

             Item 2(c).     Citizenship.

                            United States.

             Item 2(d).     Title of Class of Securities.

                            Common Stock, $.05 par value ("Common Stock").

             Item 2(e).     CUSIP Number.

                            9287531

             Item 3.   Type of Reporting Person.

                            Investment  Adviser  registered under  Section
             203 of the Investment Advisers Act of 1940.

             Item 4.   Ownership.

                            Reference is  hereby made to Items 5-9  and 11
             of page two  (2) of  this  Amendment to  Schedule 13G,  which
             Items are  incorporated by  reference  herein.   The  percent
             figure shown in Item 11 was calculated by dividing the number of shares appearing in Item 9 by the sum of (x) number of shares of Common Stock outstanding as of 11/11/97 (5,421,538)
             and  (y) the number of shares of Common Stock acquirable upon the conversion of $1,431,000 principal amount of 8.25% Convertible Subordinated Debentures due 6/1/2003 (convertible






             CUSIP No. 9287531            13G            Page 4 of 5 Pages




             at a rate of 56.34 shares of Common Stock per $1,000 principal amount of 8.25% Convertible Subordinated Debentures due 6/1/2003).

             Item 5.   Ownership of Five Percent or Less of a Class.

                            Not applicable.

             Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                            The  reporting  person  is deemed  to  be  the
             beneficial owner of the number of securities reflected in Items 5-9 and 11 of page two (2) of this Amendment to
             Schedule 13G pursuant to separate arrangements whereby the reporting person acts as investment adviser to certain persons. Each person for whom the reporting person acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.

             Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                            Not applicable.

             Item 8.   Identification and Classification of Members of the
                       Group.

                            Not applicable.

             Item 9.   Notice of Dissolution of Group.

                            Not applicable.






             CUSIP No. 9287531            13G            Page 5 of 5 Pages




             Item 10.  Certification.

                            By  signing  below, the  undersigned certifies
             that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                       Signature

                       After reasonable  inquiry and  to  the best  of  my
             knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

             DATED:  February 9, 1998.

                                        /s/ Paul Edmunds Sackett, Jr.
                                        __________________________________
                                        _
                                        By: Paul Edmunds Sackett, Jr.
                                        DBA: Sackett & Company